

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Parker Graham
Chief Executive Officer
Vestible Assets, LLC
5440 West 110th Street, Suite 300
Overland Park, Kansas 66211

> **Re: Vestible Assets, LLC**
> **Offering Statement on Form 1-A**
> **Filed September 12, 2023**
> **File No. 024-12328**

Dear Parker Graham:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed September 12, 2023

"Series BDBR is only entitled to 1% . . . ", page 21

1. We note your response to comment 1, as well as your revised disclosure that, in the event that Series BDBR receives $10,950.78 in 2023 and $12,025.42 in 2024 and raises $1 million in this offering, "the Brand Amounts to be received by Series BDBR in 2023 and 2024, without taking into account any performance bonus Baron may receive or expenses that may be incurred with the Series, would represent a 2.3% cumulative return on investment to investors at the end of 2024." However, Series BDBR would need to receive an amount above the initial maximum investment of $1 million for there to be any return on investment, and the foregoing example only contemplates the receipt of $22,976.20 when combining the 2023 and 2024 results. Please revise accordingly to clarify that there would a negative return on investment by the end of 2024 in such example. Additionally, please advise why expenses that may be incurred with the Series has been omitted from your return on investment calculations.

General

2.   We continue to evaluate your responses to comments 3 and 4 and may have further comments.

    We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

    Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Dan McAvoy